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                  IWL Communications Amends Merger Agreement

    HOUSTON, June 22, /PRNewswire/ -- IWL Communications, Incorporated ("IWL") (Nasdaq: IWLC) announced today the preliminary indications are that revenues for the fiscal quarter ending June 30, 1998, will be approximately $8.2 million compared to $6.7 million for the comparable period in 1997. Notwithstanding such increase, such revenues are below IWL's expectations and such shortfall results primarily from contract delays.

     IWL also announced that, effective June 20, 1998, it has amended the Agreement and Plan of Merger and Plan of Exchange (the "Merger Agreement") previously announced on February 17, 1998. The Merger Agreement relates to mergers involving IWL, its wholly owned subsidiary, CapRock Communications Corp. ("Holdings"), and CapRock Telecommunications Corp. (formerly CapRock Communications Corp.) ("CapRock") and an exchange offer for partnership interests in CapRock Fiber Network, Ltd. ("Fiber"). Among other things, the amendment changes the exchange ratios so that, in the mergers, each share of IWL's outstanding common stock will become one share of common stock of Holdings and each share of CapRock's outstanding common stock will become
1.78903878 shares of common stock of Holdings and, in the exchange offer, holders of partnership interests will be entitled to receive 63,194.54 shares of Holdings common stock for each 1% partnership interest tendered to Holdings. As a result of the change in the exchange ratios, the owners of CapRock common stock and options and holders of partnership interests in Fiber will receive (assuming all partnership interests in Fiber are exchanged in the exchange offer) 25,277,816 shares of Holdings common stock and will hold approximately 85% of the common stock of Holdings on a diluted basis upon consummation of the transactions. The amendment also removes a number of conditions to the closing.

     This amendment and the revised exchange ratios were prompted in part by
(i) contract delays causing lower IWL project revenues and operating income than set forth in the IWL business plan furnished to Caprock and Fiber in connection with the original negotiations of the Merger Agreement, (ii) the continued improvement in CapRock's and Fiber's operations, and (iii) the significant expansion in CapRock's and Fiber's business plans from the plans furnished to IWL in connection with the original negotiations of the Merger Agreement. In anticipation of the mergers, Holdings, CapRock and Fiber intend to incur approximately $150 million of indebtedness to be evidenced by senior notes ("Proposed Notes") to be issued to institutional investors in the near future, subject to market conditions, primarily to fund the construction of Fiber's expanded fiber network. Until the mergers are completed, IWL would be required to guarantee the repayment of the Proposed Notes which guaranty, based upon the currently proposed structure requiring the escrow of proceeds, is estimated to create a contingent liability for IWL of not more than $6 million. No assurance can be given that the Proposed Notes will, in fact, be offered or if offered, will be sold.


                                  (more)

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     Certain of the foregoing information contains forward-looking statements regarding future events or the future financial performance of IWL including, but not limited to, statements preceded by, followed by or that include the words "believes," "expects," "estimated," "expectations," "proposed," "anticipates," "intends," "plans," "indications are," "estimates," "may," "will," "would," "could," "should," or "continue" or the negative thereof or other variations thereof and other similar expressions and all other statements that are not historical facts. All forward-looking statements involve risks and uncertainties and do not purport to be predictions of future events or circumstances and actual results could differ materially. Readers are cautioned that the following important factors, in addition to others could affect the future results of IWL, the other future events described above and cause those results or events to differ materially from those expressed in such forward-looking statements: industry concentration and IWL's dependence on major customers, competition, risk associated with international operations and entry into new markets, government regulation, variability in operating results, general business and economic conditions; customer acceptance of and demand for IWL's new products; IWL's overall ability to design, test, and introduce new products on a timely basis, reliance on third parties and other telecommunication carriers, IWL's ability to manage change, dependence on key personnel, dependence on information systems and changes in technology, possible service interruptions, and the general market conditions for debt issuances.


SOURCE  IWL Communications, Inc.
    -0-                                    06/22/98
    /CONTACT: Karen L. Beuchaw of IWL Communications, 281-482-0289, or KBEUCHAW@IWL.NET/
    /Company News On-Call: http://www.prnewswire.com or fax, 800-758-5804, ext. 122396/
    /Web site: http://www.iwlc.com/
    (IWLC)